July 12, 2011

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20002

RE:	Nucor Corporation

File No. 1-04119

Form 10-K for the fiscal year ended December 31, 2010

Filed February 28, 2011

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated June 16, 2011. Our responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.	We have read your response to comment 3 from our letter dated April 14, 2011. Please endeavor to provide additional detail and quantified analysis of your scrap metal costs and surcharges that provides investors an understanding through the eyes of management of the impact of changes in the price of scrap. For example, we note the following:

•

In your draft disclosure in response to our prior comment 3, you state you expect changes in scrap costs in the second quarter “to be more moderate than those experienced at the end of 2010 and beginning of 2011.” Please consider whether more detailed analysis can be provided to allow an investor to understand recent changes and trends in the price of scrap metal and the potential or expected impacts on profitability in the near term.

Mr. Terence O’Brien

United States Securities and Exchange Commission

July 12, 2011

•

In your draft disclosure, you state the “majority” of your steel sales are to spot market customers and you sell contract tons “primarily” in your sheet operations. It is not clear whether this disclosure means that contract sales outside of your sheet operations are not material to your operations. As such, it is not clear why you have not provided quantified disclosure for products other than sheet steel. Please explain why you haven’t proposed more specific disclosure of the percentage of sales to spot market customers vs. contract sales overall or for each of your major products.

•

In your draft disclosure, you discuss the factors that influence the amount sold to contract customers in general terms and state it depends on overall market conditions at the time. Please quantify how the amounts have changed during recent periods, discuss the specific impact on your ability to respond to changes in raw materials prices in the current period, and disclose the specific impact on your margins from recent changes in this mix. If you believe this disclosure would not be useful to an investor, please explain the reasons.

We acknowledge the Staff’s comments and note the following:

•

Based on the original comment 3 from the letter dated April 14, 2011 regarding the expected impact of recent changes in the price of scrap metal on profitability, we added a disclosure in the first quarter Form 10-Q stating that “we expect changes in scrap costs in the second quarter to be more moderate than those experienced at the end of the 2010 and beginning of 2011.” Based on the information available at the time we made the statement, and, given the significant volatility (in both range and frequency) in scrap costs and steel prices, we are unable to accurately predict how more moderate fluctuations in scrap prices will impact subsequent quarters. Scrap metal is a commodity, and the prices we pay for it fluctuate sharply based on changes in supply and demand that can happen suddenly and unpredictably. A multitude of events can influence either or both the supply and the demand for scrap and consequently the prices we must pay. We believe we have made sufficient disclosures to help investors understand the effect that these forces have on the price of scrap steel and the effect that significant changes in the price can potentially have on our profitability. Because the nature, timing and magnitude of the numerous events that can potentially influence both the supply and demand for scrap are unpredictable, we do not believe it would be helpful to investors to focus on data points at a particular point or for a relatively short period of time. We will, however, continue to evaluate the market forces of supply and demand that have most significantly affected the price of scrap in each reporting period. If we find that they

Mr. Terence O’Brien

United States Securities and Exchange Commission

July 12, 2011

have become more predictable and we can provide investors with reliable information and analysis that will allow them to better assess the impact on our future profitability of those market forces, we will endeavor to do so.

•

Steel contract sales outside of our sheet operations are not significant; therefore, we have only proposed disclosures regarding sheet contract sales. In future annual filings, beginning with the 2011 Form 10-K, we will make this clarification.

•

Our proposed disclosure addresses that over the past several years, the sheet mills have entered the next calendar year with 30% to 40% of our estimated sheet mill volume committed to contract customers. We will modify the proposed disclosure to indicate that the percentage committed to contract customers decreased from 35% at 12/31/09 to 30% at 12/31/10. These contracts have various renewal dates and lengths that are typically up to twelve months in length. Throughout the year, the percentage of tons under contract can vary, but it generally does not vary widely from the range stated above. Therefore, for comparison purposes, we believe it is appropriate to provide one consistent measurement date that would show any developing trend from one year to the next.

For competitive and ongoing contract negotiation reasons and to avoid providing information that could be misleading and not useful to an investor, Nucor does not believe it is appropriate to attempt to disclose the specific margin impact of the contract activity or the margin impact from changes in the mix of tons under contract or at spot prices.

We believe the primary information that is most useful to investors is the general outlook for the steel industry that significantly drives the overall performance of Nucor and to disclose that the sheet contracts exist, along with their basic structure that design them to be positive contributors to margin over the life of the contracts. These contracts are negotiated to lock in a base load of volume for the mill at acceptable margins while transferring raw material cost risk to the customer. These non cancellable agreements have a pricing formula that varies based on actual raw material costs or market based indices that are designed to achieve this raw material cost risk transfer. Although there are movements in costs that affect the margin on a contract positively or negatively in the short term, over time the sales price adjustments quickly respond to the market. This provides for positive contributions to margin over the life of the contract. It is also

Mr. Terence O’Brien

United States Securities and Exchange Commission

July 12, 2011

useful for the investor to see what percentage of tons is committed headed into the next year in an industry that is highly cyclical.

Furthermore, it is not prudent to attempt to disclose the estimated impact on margins based upon whether the contracts existed or to disclose the estimated impact on margins due to the percentage ratio of contract to spot tons. Analyzing the impact of a contract requires one to make assumptions on what would have been done in lieu of not having a firm contract. Although management must assess contractual commitment opportunities, it is not possible to confidently state what the actual impact on margins has been because we do not know what the alternative results would have been on the spot business. Not having a firm contract does not mean the steel would not have been sold to that customer or that the price would revert to the average spot price for steel sold. Some customers may have also purchased more steel if they were not under a firm contractual commitment because they liked the spot pricing more, which could result in lower margins per ton but overall improved margin contribution on a total dollar basis. In short, we do not believe it is appropriate to speculate on what might have happened to attempt to disclose the impact of the contracts. The key points to investors are that the contracts exist, they are generally in the range of 30-40% of our estimated sheet volume and they are designed to reduce risk by locking in a base load of sales volume at an acceptable margin while transferring raw material cost risks to the customer.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

United States Securities and Exchange Commission

July 12, 2011

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias

Chief Financial Officer, Treasurer

and Executive Vice President